FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2007
Commission File No. 000-49751

CATALYST PAPER CORPORATION
(Translation of registrant's name into English)

16TH Floor, 250 Howe Street
Vancouver
British Columbia, Canada V6C 3R8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___  Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ___  No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ___  No _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

By:           /s/ Valerie Seager_________________________

Name:                      Valerie Seager

Title:                      Corporate Secretary

Date: August 1, 2007

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News release dated July 31, 2007[1]

99.2	Financial statements for the six months ended June 30, 2007[2]

99.3	Managements’ discussion and analysis[3]

1 Incorporated by reference into Catalyst Paper Corporation’s Registration Statement on Form S-8 (Nos 333-140704 and 333-143405)

2 Incorporated by reference into Catalyst Paper Corporation’s Registration Statement on Form S-8 (Nos 333-140704 and 333-143405)

3 Incorporated by reference into Catalyst Paper Corporation’s Registration Statement on Form S-8 (Nos 333-140704 and 333-143405)